Exhibit 3
Certificate of Designation of Preferences
and Rights of Series C Cumulative Convertible Preferred Stock
of Superior Bancorp
     The undersigned, C. Stanley Bailey and William H. Caughran, the duly elected and acting Chairman and Chief Executive Officer and Secretary, respectively, of Superior Bancorp, a Delaware corporation (the “Corporation”), do hereby certify that, pursuant to the authority conferred upon the Board of Directors (the “Board of Directors”) by the Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the Board of Directors adopted the following resolution creating a series of preferred stock designated as Series C Cumulative Convertible Preferred Stock on June 28, 2010:
     Whereas, pursuant to Article IV of the Certificate of Incorporation authority was expressly vested in the Board of Directors pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”) to authorize preferred stock with such powers, designations, preferences and relative participation, optional or other special rights, classifications, limitations or restrictions thereof as said Board of Directors may deem appropriate; and
     Whereas, this Board of Directors now desires to fix and deem such matters with respect to the Corporation’s capital stock classified as Series C Cumulative Convertible Preferred Stock consisting of 500 shares with a $.001 per share par value.
     NOW, THEREFORE, BE IT RESOLVED AS FOLLOWS:
     Description of Series C Cumulative Convertible Preferred Stock. The Series C Convertible Preferred Stock of the Corporation (the “Series C Preferred Stock,” sometimes referred to herein as the “Series C Preferred Shares”) shall consist of 500 shares, each share having the par value of $.001 per share. All Series C Preferred Shares shall be identical with each other in all respects.
Section 1. Dividends on Series C Preferred Stock.
     1.1 General Dividend Obligation. The Corporation shall pay to the holders of the Series C Preferred Stock, out of the assets of the Corporation at any time available for the payment of dividends under the provisions of the DGCL, preferential dividends at the times and in the amounts provided for herein.
     1.2 Accrual of Dividends. Dividends on each Series C Preferred Share shall be cumulative. Dividends shall accrue on each Series C Preferred Share (at the rate and in the manner prescribed in this Subsection 1.2 and in Subsections 1.3 and 1.4 hereof) from and including the date of issuance of such Series C Preferred Share to and including the date that is the date on which such Series C Preferred Share shall have become converted into shares of Corporation Common Stock (the “Common Stock”) in the manner prescribed in Section 3 hereof. For purposes of this Section, the date on which the Corporation shall initially issue any

Series C Preferred Share shall be deemed to be the “date of issuance” of such Series C Preferred Share regardless of how many times transfer of such Series C Preferred Share shall be made on stock records maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such Series C Preferred Share (whether by reason of transfers of such Series C Preferred Share or for any other reason).
     1.3 Payment of Dividends. Dividends shall accrue on the Liquidation Value (as defined in Subsection 2.1) of each Series C Preferred Share at 12% per annum rate of interest. Dividends shall be payable on the Series C Preferred Stock quarterly on March 15, June 15, September 15 and December 15 of each year, beginning September 15, 2010, and each such day is herein called a “Dividend Payment Date.” On each Dividend Payment Date all dividends which shall have accrued on each Series C Preferred Share then outstanding during the three months ending upon such Dividend Payment Date shall be deemed to become “due” for all purposes of this Subsection 1.3 regardless of whether the Corporation shall be able or legally permitted to pay such dividend on such Dividend Payment Date. If any dividend on any Series C Preferred Share shall for any legally permissible reason not be paid at the time such dividend shall become due, then such dividend shall cumulate. In the event that any dividends remain accrued but unpaid at the time of any mandatory conversion or redemption of any of the Series C Preferred Stock as set forth herein, such accrued but unpaid dividends shall be converted into the right to receive additional shares of Common Stock at the Conversion Price (as defined in Subsection 3.2).
     1.4 Distribution of Partial Dividend Payments. If at any time the Corporation shall pay less than the total amount of dividends due on outstanding Series C Preferred Stock at the time of such payment, such payment shall be distributed among the holders of the Series C Preferred Stock so that an equal amount shall be paid with respect to each outstanding Series C Preferred Share.
Section 2. Preference on Liquidation.
     2.1 Rank. The Series C Preferred Stock shall rank pari passu with the the Series B Stock, the Series C Preferred Stock and any other series of preferred stock issued up to $25,000,000 in total liquidation value and shall rank prior to the Common Stock and any class or series of capital stock of the Company hereafter created unless such class or series of capital stock specifically, by its terms, ranks pari passu with the Series C Preferred Stock, the Series B Stock or Series C Preferred Stock.
     2.2 Series C Preference. In the event of any liquidation, dissolution, involuntary or voluntary corporate reorganization under the federal bankruptcy laws or similar state laws, or winding up of the Corporation, the holders of Series C Preferred Shares then outstanding shall be, subject to Section 2.1, senior to any other class or series of capital stock of the Corporation, and shall be entitled to be paid out of the assets and surplus funds of the Corporation available for distribution to its stockholders, and before any payment shall be made to the holders of any shares of Common Stock, an amount equal to $100,000.00 per Series C Preferred Share (the “Liquidation Value”) plus declared but unpaid dividends thereon to the date fixed for distribution. If upon any such liquidation, dissolution, bankruptcy or winding up of the

Corporation the assets and surplus funds of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of the Series C Preferred Stock the full amounts to which they are entitled, the holders of the Series C Preferred Stock shall share ratably in the distribution of such assets and surplus funds in proportion to the full preferential amounts to which each such holder is otherwise entitled.
     2.3 Effect of Merger or Asset Sale. The merger or consolidation of the Corporation into or with another corporation or other entity or any other corporate reorganization in which the Corporation shall not be the continuing or surviving entity of such consolidation, merger or reorganization, the sale of all or substantially all the assets of the Corporation, or a transaction or series of related transactions by the Corporation in which in excess of fifty percent (50%) of the Corporation’s voting power is transferred, shall not be deemed to be a liquidation, dissolution, bankruptcy or winding up of the Corporation for purposes of this Section 2.
Section 3. Conversion.
     The holders of the Series C Convertible Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):
     3.1 Mandatory Conversion. Subject to Section 3.2 hereof, each Series C Preferred Share shall be mandatorily convertible, without payment of additional consideration, at any time after the Issuance Date on the date that is the earlier of (a) December 15, 2010 or (b) the date of the closing of a public offering of Common Stock of the Corporation which together with any Common Stock sold after May 5, 2010 and prior to or substantially contemporaneous with said public offering which yields to the Corporation net proceeds in an aggregate amount of not less than $100,000,000 (the “Public Offering Date”), at the office of the Corporation or the transfer agent, if any, for such Series C Preferred Stock, into fully-paid and nonassessable shares of Common Stock as set forth in Subsections 3.3 and 3.4 hereof.
     3.2 Series C Restriction on Conversion Rights. Notwithstanding anything contained herein to the contrary, the Series C Preferred Stock shall not be converted in whole or in part to Common Stock (i) if the issuance of common stock pursuant to such conversion when aggregated with any other possible conversion of any other Series C Preferred Stock or any other series of Corporation preferred stock or possible exercise of any warrant to purchase Common Stock issued between May 5, 2010 and December 15, 2010 in connection with the Series C Preferred Stock, any Corporation preferred stock or any debt issued by the Corporation or its subsidiaries would require approval of the Corporation’s stockholders under NASDAQ listing requirements until such stockholder approval is obtained; or (ii) if such conversion would require any financial regulatory authority approval until such approval is obtained.
     3.3 Conversion Price. The Series C Preferred Stock shall be convertible into the number of shares of Common Stock which result from dividing the Conversion Price, as hereinafter defined, in effect at the time of conversion into the Liquidation Value. The price at which shares of Common Stock shall be deliverable upon conversion of Series C Convertible Preferred Stock (the “Conversion Price”) shall initially be (1) the market price on the trading day immediately prior to the issuance of Series C Preferred Share (the “Market Price”) as determined in accordance with the applicable NASDAQ listing rules or, (2) if stockholder approval is obtained prior to conversion, the lower of (i) the Market Price or (ii) 83% of the public offering price on the Public Offering Date or, if no public offering occurs, the ten day volume weighted trailing average of the closing bid price of the Common Stock prior to December 15, 2010. Such initial Conversion Price shall be subject to adjustment pursuant to Subsection 3.6 hereof.
     3.4 Mechanics of Conversion. Before any holder of Series C Preferred Stock shall be entitled to convert such Series C Preferred Stock into shares of common stock, the holder of such Series C Preferred Stock shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of the transfer agent, if any, for such Series C Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver to such holder, at such office and in his name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which such converted Series C Preferred Shares were convertible. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series C Preferred Stock to be converted. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.
     3.5 Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of Series C Preferred Shares. If more than one Series C Preferred Share shall be surrendered for conversion at any one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of Series C Preferred Shares so surrendered. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any Series C Preferred Shares, the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to that fractional interest of the then current market price.
     3.6 Conversion Price Adjustments. In the event of any of the following (a “Conversion Price Adjustment Event”): (a) any event described in Subsection 2.2 hereof; (b) any issuance of Common Stock for less than 75% of the then market value of the Common Stock; provided however that this clause (b) shall not be deemed to include Common Stock issued pursuant to any warrant, stock option, restricted stock or any other like employee benefit plan, agreement or contract; (c) any issuance of a Common Stock dividend; (d) any subdivision of shares of Common Stock; (e) any consolidation of shares of Common Stock; or (f) any other event that would cause — (i) the number of shares of Common Stock or (ii) the proportion of stockholders’ equity represented by Common Stock — to be received upon conversion of a Series C Preferred Share to be less than it would have been absent such event then:
The Conversion Price shall be adjusted such that the holder of a Series C Preferred Share shall receive upon conversion of such share, that consideration equal in value and kind that such holder would have received had such holder converted his Series C Preferred Share immediately prior to the occurrence of the Conversion Price Adjustment Event.

     The foregoing anti-dilution provisions shall not be triggered as the result of any sales by the Corporation of its Common Stock prior to December 15, 2010, that are contemplated by Subsection 3.1(b) hereof.
     3.7 Statement Regarding Adjustments. Whenever the Conversion Price shall be adjusted as provided in Subsection 3.6, the Corporation shall forthwith file, at the office of the transfer agent, if any, for the Series C Preferred Stock and at the principal office of the Corporation, a statement showing in detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment, and the Corporation shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to each holder of Series C Preferred Shares at the holder’s address appearing on the Corporation’s records. Each such statement shall be signed by the Corporation’s independent public accountants, if applicable.
     3.8 Treasury Stock. For the purposes of this Section 3, the sale or other disposition of Common Stock theretofore held in the Corporation’s treasury shall be deemed to be an issuance thereof.
     3.9 Costs. The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any Series C Preferred Shares; provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the Series C Preferred Shares in respect of which such shares are being issued.
     3.10 Reservation of Shares. The Corporation shall reserve at all times so long as any Series C Preferred Shares remain outstanding, free from preemptive rights, out of its treasury stock (if applicable) or its authorized but unissued shares of Common Stock, or both, solely for the purpose of effecting the conversion of the Series C Preferred Shares, sufficient shares of Common Stock to provide for the conversion of all outstanding Series C Preferred Shares.
     3.11 Approvals. If any shares of Common Stock to be reserved for the purpose of conversion of Series C Preferred Shares require registration with or approval of any governmental authority under any federal or state law or stockholder approval before such shares may be validly issued or delivered upon conversion, then the Corporation will in good faith and as expeditiously as possible endeavor to secure such registration or approval, as the case may be. If, and so long as, any Common Stock into which the Series C Preferred Shares are then convertible is listed on any national securities exchange, the Corporation will, if permitted by the rules of such exchange, list and keep listed on such exchange, upon official notice of issuance, all shares of such Common Stock issuable upon conversion.
     3.12 Valid Issuance. All shares of Common Stock which may be issued upon conversion of the Series C Preferred Shares will upon issuance by the Corporation be duly and validly issued, fully paid and nonassessable and free from all taxes (except as otherwise provided in Subsection 3.10), liens and charges with respect to the issuance thereof, and the Corporation shall take no action which will cause a contrary result (including without limitation, any action which would cause the Conversion Price to be less than the par value, if any, of the Common Stock).
Section 4. Voting Rights.
     The holders of the Series C Preferred Stock shall have no voting rights.
Section 5. Protective Provisions.
     So long as any Series C Preferred Share is outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding Series C Preferred Shares, alter or change the rights, preferences or privileges of the Series C Preferred Stock as to adversely affect such series.
     Nothing herein shall require the consent or approval of the holders of the Corporation’s Common Stock to modify, change, amend or otherwise alter the provisions of this Certificate of Designation.

     IN WITNESS WHEREOF, the undersigned have executed this certificate on the 29th day of June, 2010.

By	/s/ C. Stanley Bailey C. Stanley Bailey
Chairman and Chief Executive Officer

By	/s/ William H. Caughran William H. Caughran
General Counsel and Secretary
     The undersigned C. Stanley Bailey, Chairman and Chief Executive Officer of Superior Bancorp, and William H. Caughran, General Counsel and Secretary of Superior Bancorp, each certify, that the matters set forth in this certificate are true and correct.
     Executed as of June 29, 2010.

By	/s/ C. Stanley Bailey C. Stanley Bailey
Chairman and Chief Executive Officer

By	/s/ William H. Caughran William H. Caughran
General Counsel and Secretary